Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2025

(Expressed in United States Dollars)

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

DATE OF REPORT: September 3, 2025

This management’s discussion and analysis (“MD&A”) for New Pacific Metals Corp. and its subsidiaries (collectively, “New Pacific” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2025 and 2024 and the related notes contained therein. The Company prepares its financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The Company’s material accounting policy information are set out in Note 2 of the audited consolidated financial statements for the years ended June 30, 2025 and 2024. All dollar amounts are expressed in United States dollars (“USD”) unless otherwise stated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of September 2, 2025.

BUSINESS OVERVIEW AND STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s precious metal projects include the Silver Sand project (the “Silver Sand Project”), the Carangas project (the “Carangas Project”) and the early stage Silverstrike project (the “Silverstrike Project”). With experienced management and sufficient technical and financial resources, management believes the Company is well positioned to create shareholder value through exploration and resource development.

The Company is publicly listed on the Toronto Stock Exchange under the symbol “NUAG” and on the NYSE American stock exchange under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

FISCAL 2025 HIGHLIGHT

●	The Company filed an independent Preliminary Economic Assessment technical report for its Carangas Project (the “Carangas PEA Technical Report”) on November 14, 2024. The Carangas PEA Technical Report is effective September 5, 2024 and was independently prepared by RPMGlobal Limited (“RPMGlobal”) in accordance with National Instrument 43‐101 ‐ Standards of Disclosure for Mineral Projects (“NI 43‐101”). Highlights of the Carangas PEA Technical Report are as follows:
o	Post‐tax net present value (“NPV”) (5%) of $501 million and internal rate of return (“IRR”) of 26% at a base case price of $24.00/ounce (“oz”) silver, $1.25/pound (“lb”) zinc, and $0.95/lb lead;
o	16‐year life of mine (“LOM”), excluding 2‐years of pre‐production, producing approximately 106 million oz (“Moz”) of payable silver, 620 million lbs (“Mlbs”) of payable zinc and 382 Mlbs of payable lead;
o	Initial capital costs of $324 million and a post‐tax paybacks of 3.2 years;
o	Average LOM all‐in sustaining cost (“AISC”) of $7.60/oz silver, net of by‐products; and
o	Approximately 500 direct permanent jobs to be created from the Carangas Project.
●	The Company has taken steps to address the presence of artisanal and small-scale miners (“ASMs”) in areas of the Silver Sand Project since 2023. On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an amparo (a constitutional protection action) (the “Amparo”) to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the ASMs’ have stopped their mining activities and withdrawn from the Silver Sand Project area and the Company has successfully regained access to the area and established a temporary camp. Survey and inspection work has been performed in the area to measure the extent of the impact of the ASMs’ activities on the Silver Sand Project’s mineral resources, preliminary results indicate the mineralized material extracted is not material.
●	On August 30, 2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.
●	On April 15, 2025, the Company appointed Mr. Jalen Yuan as interim Chief Executive Officer (“CEO”) and Mr. Chester Xie as interim Chief Financial Officer (“CFO”).

PROJECTS OVERVIEW

Bolivian Licence Tenure

A summary of Bolivian mining laws with respect to the Administrative Mining Contract (“AMC”) and exploration license is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Autoridad Jurisdictional Administrativa Minera (“AJAM”). Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license. Tenure held under the previous legislation was converted to Autorización Transitoria Especiales (each, an “ATE”) which are required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading. AMCs have a fixed term of 30 years and can be extended for an additional 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of plans to the AJAM.

Exploration licenses allow exploration activities only and must be converted to AMCs to conduct exploitation and development activities. Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract (“MPC”) with COMIBOL.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 33 kilometres (“km”) northeast of Potosí City, the department capital.

The Silver Sand Project is comprised of two claim blocks, the Silver Sand south and north blocks, which covers a total area of 5.42 km2. The Silver Sand south block, covering an area of 3.17 km2 hosts the Silver Sand deposit. On August 12, 2021, the Company announced the receipt of an AMC for the Silver Sand south block from the AJAM. The Silver Sand north block covers an area of 2.25 km2 and is comprised of two AMCs (Jisasjardan and Bronce). The AMCs establish a clear title to the Silver Sand Project.

(a)	Exploration

The Company has carried out extensive exploration and resource definition drill programs on the Silver Sand Project between 2017 and 2022, completing a total of 139,920 metre (“m") of diamond drilling in 564 holes during the period. Silver Sand Project’s current Mineral Resource Estimate (the “Silver Sand MRE”) is based on these extensive exploration programs. Based on the Silver Sand MRE, the Silver Sand Project has an estimated measured and indicated mineral resource of 201.77 Moz of silver at an average grade of 116 gram per tonne (“g/t”) and an estimated inferred mineral resource of 12.95 Moz of silver at 88 g/t. For further details on the Silver Sand MRE, please refer to the Company’s news release dated November 28, 2022.

(b)	Advanced Study

On August 8, 2024, the Company filed an independent Pre-Feasibility Study technical report for its Silver Sand Project (the “Silver Sand PFS Technical Report”). AMC Mining Consultants (Canada) Ltd. (mineral resource and reserves, mining, infrastructure and financial

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

analysis) was contracted to conduct the Silver Sand PFS Technical Report in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Silver Sand PFS Technical Report is building on the Preliminary Economic Assessment of the Silver Sand Project (the “Silver Sand PEA Technical Report”) filed on February 16, 2023. Highlights of the Silver Sand PFS Technical Report are as follows:

◾	Post-tax NPV at a 5% discount rate of $740 million and IRR of 37% at a base case price of $24.00/oz silver;
◾	13 years mine life, excluding the 2 years pre-production period, producing approximately 157 Moz of silver. Annual silver production exceeds 15 Moz in years one through three with LOM average annual silver production exceeding 12 Moz;
◾	Initial capital costs of $358 million and a post-tax payback of 1.9 years (from the start of production) at $24.00/oz silver; and
◾	Average LOM AISC of $10.69/oz silver.

For more details on the Silver Sand PFS Technical Report, please refer to the Company’s news releases dated June 26, 2024 and August 8, 2024.

(c)	Permitting

In May 2023, the Silver Sand Project obtained its environmental categorization as a proposed open pit operation from Bolivia’s Ministry of Environment and Water, formally commencing the Environmental Impact Assessment Study (“EEIA”) process. The environmental categorization expired in November 2024 and the Company is in the process of opening a new environmental categorization. The Company continues to advance its socialization process with communities located within the Silver Sand Project’s area of influence. After completion of the socialization process, the Company plans to achieve the following:

◾	obtain surface rights through long-term land lease agreements;
◾	create employment and business opportunities for community members;
◾	finalize a resettlement and compensation plan for impacted families; and
◾	implement measures to safeguard cultural and historical heritage.

Integral to our pathway towards obtaining the EEIA, the Company is establishing a framework to coexist with ASMs and Cooperativas (the “Co-Ops”) in surrounding areas of the Silver Sand Project that do not encroach on our mineral rights. The Company recognizes the importance of ASMs and Co-Ops to the region’s economic and political landscape and is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. The Company is also undertaking measures, with the assistance of both local government authorities and external contractors, to address the presence of ASMs whose activities do not align with the development objectives of the Silver Sand Project, and the interest of the broader communities. These communities have formally acknowledged the Company’s mining rights and they have indicated that they expect the cessation of these ASM activities. The Company has taken steps to address the presence of these ASMs, including the commencement of formal legal proceedings in December 2023. In addition, on May 7, 2024, the Company successfully obtained an execution order (the “Order”) from the AJAM for the reinstatement of its mining rights and is working closely with government authorities to enforce the Order. On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an Amparo (a constitutional protection action) to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the ASMs’ have stopped their mining activities and withdrawn from the Silver Sand Project area and the Company has successfully regained access to the area and established a temporary camp. Survey and inspection work has been performed in the area to measure the extent of the impact of the ASMs’ activities on the Silver Sand Project’s mineral resources, preliminary results indicate the mineralized material extracted is not material.

The Company is also pursuing compliance with the International Finance Corporation’s eight performance standards for sustainable development. This aligns with the Company’s commitment to responsible mining while providing the ancillary benefit of positioning the project for development by the Company, or another party, upon successful completion of the EEIA process.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

(d)	Mining Production Contract

On January 11, 2019, New Pacific announced that its 100% owned subsidiary, Minera Alcira S.A. (“Alcira”), entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Silver Sand Project. An update to the MPC was made with COMIBOL on January 19, 2022. The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project. The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with the AJAM. Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area. The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

Since October 2023, the Company continues to engage with COMIBOL to obtain the ratification and approval of the signed MPC by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL have refined the MPC to concentrate exclusively on claims immediately adjacent to the Silver Sand Project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand Project, is anticipated to facilitate progress towards ratification and approval of the MPC.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

(e)	Project Expenditure

For the three months and year ended June 30, 2025, total expenditures of $320,702 and $1,552,036, respectively (three months and year ended June 30, 2024 - $1,016,375 and $3,207,085, respectively) were capitalized under the Silver Sand Project.

Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The Carangas Project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2. Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the Carangas Project.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

(a)	Exploration

The Company has carried out extensive exploration and resource definition drill programs on the Carangas Project between 2021 and 2023, completed a total of 81,145 m of diamond drilling in 189 holes during the period. Carangas Project’s inaugural MRE (“Carangas MRE”) is based on these extensive exploration programs. The Carangas MRE is summarized as follows:

Domain	Category	Tonnage	Ageq		Ag		Au		Pb		Zn		Cu
		Mt	g/t	Mozs	g/t	Mozs	g/t	Kozs	%	Mlbs	%	Mlbs	%	Mlbs
Upper Silver Zone	Indicated	119.18	85.3	326.8	44.7	171.2	0.1	216.4	0.3	916.6	0.7	1729.6	0.01	34.5
	Inferred	31.30	80.3	80.8	43.0	43.3	0.1	104.6	0.3	202.4	0.5	350.0	0.01	8.9
Middle Zinc Zone	Indicated	43.42	56.0	78.1	10.8	15.0	0.1	77.4	0.4	343.6	0.8	739.4	0.01	13.7
	Inferred	9.32	54.2	16.2	8.8	2.6	0.1	15.6	0.4	74.1	0.8	162.3	0.01	2.5
Lower Gold Zone	Indicated	52.28	92.1	154.9	11.4	19.1	0.8	1294.4	0.3	184.7	0.2	184.7	0.06	64.4
	Inferred	4.37	91.1	12.8	12.6	1.8	0.7	97.5	0.3	21.4	0.2	21.4	0.06	5.4

Notes:

●	CIM Definition Standards (2014) were used for reporting the mineral resources.
●	The qualified person (as defined in NI 43-101) for the purposes of the MRE is Anderson Candido, FAusIMM, Principal Geologist with RPM (the "QP").
●	Mineral resources are constrained by an optimized pit shell at a metal price of US$23.00/ oz Ag, US$1,900/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, US$4.00/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq.
●	Mineral resources are reported inside the property boundary.
●	Average stripping ratio for the conceptual pit is ~1.8:1. The conceptual pit has a dimeter of approximately 1.4 kilometers and extends to a maximum depth of approximately 600 meters from the Central Valley.
●	Drilling results up to June 1, 2023.
●	The numbers may not compute exactly due to rounding.
●	Mineral resources are reported on a dry in-situ basis.
●	Mineral resources are not Mineral Reserves and do not have demonstrated economic viability.

For more details on the Carangas MRE, please refer to the Company’s news releases dated September 5, 2023 and September 18, 2023.

(b)	Advanced Study

On November 15, 2024, the Company filed its independent Carangas PEA Technical Report. RPMGlobal (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the Carangas PEA Technical Report in cooperation with Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The Carangas PEA Technical Report is based on the Carangas MRE. Please see “Cautionary Note Regarding Results of Preliminary Economic Assessment”. Highlights of the Carangas PEA Technical Report are as follows:

●	Post-tax NPV (5%) of $501 million and IRR of 26% at a base case price of $24.00/ oz silver, $1.25/ lb zinc, and $0.95/lb lead;
●	16-year LOM, excluding 2-years of pre-production, producing approximately 106 Moz of payable silver, 620 Mlbs of payable zinc and 382 Mlbs of payable lead;
●	Initial capital costs of $324 million and a post-tax paybacks of 3.2 years;
●	Average LOM AISC of $7.60/oz silver, net of by-products; and
●	Approximately 500 direct permanent jobs to be created from the Carangas Project.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

For more details on the Carangas PEA Technical Report, please refer to the Company’s news releases dated October 1, 2024 and November 15, 2024.

Throughout 2025, the Company intends to advance environmental, socioeconomic, and hydrological studies in collaboration with local communities and in alignment with permitting progress. Priority will go to obtaining low-cost, long-lead information required by international standards for responsible mining, such as water flow and quality measurements and meteorological data. Higher-cost activities, including a 20,000-meter drill program (resource infill, geotechnical, hydrological, and regional exploration) and a feasibility study, will be deferred until permitting progress is more advanced.

(c)Permitting

After completing the Carangas PEA Technical Report, the Company intends to continue its efforts to secure the necessary permits for the Carangas Project. This is anticipated to include securing a comprehensive mine development agreement with the local community, converting the Company’s exploration license into an AMC, completing an EEIA and obtaining legal certainty for the Carangas Project’s location within 50 kilometres of the Bolivian border with Chile.

On August 30, 2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.

The Company is encouraged by the strong support from both the Oruro Department and the federal government in advancing the Carangas Project. Through its recently formed Oruro Mining Task Force, the Government of Bolivia has passed a Ministerial Resolution outlining the AMC conversion process, with the Carangas Project set to become one of the large-scale projects to pursue this transition. The next step in the AMC process is to complete a successful Consulta Previa, demonstrating formal community consent of the proposed development plan at the Carangas Project, followed by the AMC application.

(d)Project Expenditure

For the three months and year ended June 30, 2025, total expenditures of $318,087 and $1,473,791, respectively (three months and year ended June 30, 2024 - $469,673 and $1,794,259, respectively) were capitalized under the Carangas Project.

Silverstrike Project

The early stage Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia. In December 2019, the Company signed a mining association agreement and acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the Silverstrike Project.

Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.

(a)Exploration

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the Silverstrike Project. The results to date identified near surface broad zones of silver mineralization in altered sandstones to the north, with similarities to the Silver Sand Project. In the Silverstrike Project’s central area, a near surface broad silver zone that occurs near the top of a 900 m diameter volcanic dome of ignimbrite (volcaniclastic sediments) with intrusions of rhyolite dyke swarms and andesite flows. In addition, a broad gold zone occurs halfway from the top of this dome.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

In 2022, the Company completed a 3,200 m drill program at the Silverstrike Project. Assay results for the two drill holes were released in the news releases dated November 1, 2022 and September 12, 2022. Further exploration activities remain on standby as the Company focuses on the programs for the Silver Sand Project and Carangas Project, as outlined above.

(b)Project Expenditure

For the three months and year ended June 30, 2025, total expenditures of $15,928 and $62,032, respectively (three months and year ended June 30, 2024 - $18,356 and $101,652, respectively) were capitalized under the Silverstrike Project.

Frontier Area – Carangas Project and Silverstrike Project

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the “Frontier Area”). Property owners in the Frontier Area are, however, permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. While the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of the AJAM to convert the exploration licenses to AMC in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged.

Overall Expenditure Summary

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2023	$86,135,820	$18,137,910	$4,862,942	$109,136,672
Capitalized exploration expenditures
Reporting and assessment	999,402	408,874	—	1,408,276
Drilling and assaying	47,217	23,894	—	71,111
Project management and support	1,765,297	1,079,177	63,919	2,908,393
Camp service	249,764	241,945	36,754	528,463
Permit and license	33,073	9,308	—	42,381
Value added tax receivable	112,332	31,061	979	144,372
Foreign currency impact	(365,571)	(78,127)	(30,039)	(473,737)
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	—	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	—	60,424
Value added tax receivable	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

FINANCIAL RESULTS

Selected Annual Information

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Operating expense	(5,975,959)	(6,942,265)	(8,256,075)
Income from Investments	787,597	1,061,095	178,046
Other (loss) income	1,408,140	(146,108)	(22,103)
Net loss	(3,780,222)	(6,027,278)	(8,100,132)
Net loss attributable to equity holders	(3,757,057)	(6,021,706)	(8,095,449)
Basic and diluted loss per share	(0.02)	(0.04)	(0.05)
Total current assets	17,094,169	22,599,077	7,547,949
Total non-current assets	118,121,182	115,067,000	110,759,592
Total current liabilities	927,450	1,214,138	2,336,655
Total non-current liabilities	—	—	—

Net loss attributable to equity holders of the Company for the three months ended June 30, 2025 (“Q4 Fiscal 2025”) was $893,448 or $0.01 per share (three months ended June 30, 2024 (“Q4 Fiscal 2024”) – net loss of $1,482,446 or $0.01 per share).

Net loss attributable to equity holders of the Company for the year ended June 30, 2025 (“Fiscal 2025”) was $3,757,057 or $0.02 per share (year ended June 30, 2024 (“Fiscal 2024”) – net loss of $6,021,706 or $0.04 per share).

The Company’s net loss attributable to equity holders of the Company for the three months and year ended June 30, 2025 and the respective comparative periods were mainly impacted by its operating expenses and other income. Details of the variance analysis on operating expenses and other income items are explained below.

Operating expenses for the three months and year ended June 30, 2025 was $1,415,914 and $5,975,959, respectively (three months and year ended June 30, 2024 - $1,532,627 and $6,942,625, respectively). Items included in operating expenses were as follows:

(i)	Project evaluation and corporate development expenses for the three months and year ended June 30, 2025 of $5,297 and $35,934, respectively (three months and year ended June 30, 2024 - $4,028 and $200,104, respectively). The Company focused on the exploration and development of its existing projects and did not incur significant expenditures in new project evaluation in Q4 Fiscal 2025 or throughout Fiscal 2025.
(ii)	Filing and listing fees for the three months and year ended June 30, 2025 of $37,802 and $279,164, respectively (three months and year ended June 30, 2024 - $76,277 and $304,582, respectively). Q4 Fiscal 2025 and Fiscal 2025 fees were lower than Q4 Fiscal 2024 and Fiscal 2024 as a result of the end of the amortization of the listing fee related to the prior year’s bought deal financing.
(iii)	Investor relations expenses for the three months and year ended June 30, 2025 of $78,426 and $371,145, respectively (three months and year ended June 30, 2024 - $80,325 and $324,474, respectively). Q4 Fiscal 2025 investor relations expenses were comparable to Q4 Fiscal 2024. Fiscal 2025 expenses were higher than Fiscal 2024 as a result of more investor relation activities following the release of Silver Sand PFS Technical Report and Carangas PEA Technical Report.
(iv)	Professional fees for the three months and year ended June 30, 2025 of $192,978 and $499,586, respectively (three months and year ended June 30, 2024 - $63,287 and $331,307, respectively). Professional fees in Q4 Fiscal 2025 and Fiscal 2025 increased compared to Q4 Fiscal 2024 and Fiscal 2024 as a result of increased legal and consulting services in Bolivia to actively address ASMs in the Silver Sand Project and navigate the permitting process.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

(v)	Salaries and benefits expense for the three months and year ended June 30, 2025 of $563,598 and $1,708,009, respectively (three months and year ended June 30, 2024 - $441,650 and $2,036,651, respectively). The increase in salary and benefits for Q4 Fiscal 2025 compared to Q4 Fiscal 2024 was the result of severance payments and a one-time bonus to the Bolivia team for operational progress made during the quarter. The decrease in salary and benefits for Fiscal 2025 compared to Fiscal 2024 was a result of a lower charge-back allocation to the Company by the group of management service personnel shared with Silvercorp Metals Inc. (“Silvercorp”) as well as a reduction in bonus payout to the executives.
(vi)	Office and administration expenses for the three months and year ended June 30, 2025 of $143,767 and $1,273,737 (three months and year ended June 30, 2024 - $262,092 and $1,276,009, respectively). The decrease in office and administrative expenses for Q4 Fiscal 2025 compared to Q4 Fiscal 2024 was a result of reduced administrative activities in both Canada and Bolivia. The Office and administration expenses for Fiscal 2025 is comparable to Fiscal 2024.
(vii)	Share-based compensation for the three months and year ended June 30, 2025 of $345,632 and $1,611,845 (three months and year ended June 30, 2024 - $545,829 and $2,255,847, respectively). The decrease in share-based compensation for Q4 Fiscal 2025 was a result of forfeitures of stock options and restricted share units during the periods. The decrease in share-based compensation for the Fiscal 2025 was due to fewer restricted share units (each, an “RSU”) and options granted, as well as lower grant prices in recent periods, which resulted in less amortized expense compared to the higher amortized expense of RSUs and options granted in prior periods, which had been fully amortized before the current fiscal year.

Income from investments for the three months and year ended June 30, 2025 were $132,001 and $787,597 (three months and year ended June 30, 2024 – $324,810 and $1,061,095, respectively). The decrease in income from investments for the current periods was a result of: (i) interest income for the three months and year ended June 30, 2025 of $125,424 and $741,190, respectively (three months and year ended June 30, 2024 - $288,004 and $907,891, respectively) earned from cash and cash equivalents; (ii) fair value change on bonds for the three months and year ended June 30, 2025 of $nil and $49,048, respectively (three months and year ended June 30, 2024 - $(7,207) and $60,327, respectively); and (iii) fair value change on equity investments for the three months and year ended June 30, 2025 of $6,577 and $(2,641), respectively (three months and year ended June 30, 2024 - $44,013 and $92,877, respectively).

Gain on disposal of property, plant and equipment for the three months and year ended June 30, 2025 of $nil and $nil, respectively (three months and year ended June 30, 2024 - $nil and $51,418, respectively). The Company disposed certain equipment during Fiscal 2024 for proceeds of $58,776, which resulted in a gain on disposal of $51,418.

Provision for credit loss for the three months and year ended June 30, 2025 was $nil and $nil, respectively (three months and year ended June 30, 2024 - $274,865 and $274,865, respectively). During Q4 Fiscal 2024, the Company determined that the collectability of a balance owed by a third party could not be assured and an expected credit loss provision equal to the full amount owed was taken.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

Foreign exchange gain for the three months and year ended June 30, 2025 was $390,465 and $1,408,140, respectively (three months and year ended June 30, 2024 – $(355) and $77,339, respectively). The Company receives preferred exchange rate from a Bolivian bank for exchanging USD to Bolivianos. Within the foreign exchange gain for the three months and year ended June 30, 2025, $nil and $464,256, respectively (three months and year ended June 30, 2024 - $nil and $nil, respectively) were reclassified from accumulated other comprehensive income as a result of the wind-up of Qinghai Found Mining Co., Ltd.

Selected Quarterly Information

	For the Quarters Ended
	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Operating expense	$(1,415,914)	$(1,359,924)	$(1,590,640)	$(1,609,481)
Income from Investments	132,001	215,258	190,040	250,298
Other income (loss)	390,465	281,559	635,941	100,175
Net loss	(893,448)	(863,107)	(764,659)	(1,259,008)
Net loss attributable to equity holders	(893,448)	(863,107)	(742,869)	(1,257,633)
Basic and diluted loss per share	(0.01)	(0.01)	(0.00)	(0.01)
Total current assets	17,094,169	17,412,840	18,672,173	21,701,429
Total non-current assets	118,121,182	116,576,963	115,850,335	116,156,832
Total current liabilities	927,450	745,638	1,039,107	1,338,762
Total non-current liabilities	—	—	—	—

	For the Quarters Ended
	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023
Operating expense	$(1,532,627)	$(1,722,246)	$(1,818,757)	$(1,868,635)
Income from Investments	324,810	440,991	275,050	20,274
Gain on disposal of plant and equipment	—	—	—	51,418
Provision on credit loss	(274,865)	—	—	—
Other income	(355)	10,699	16,666	50,329
Net loss	(1,483,037)	(1,270,556)	(1,527,071)	(1,746,614)
Net loss attributable to equity holders	(1,482,446)	(1,269,136)	(1,524,108)	(1,746,016)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	22,599,077	24,508,768	26,856,903	29,247,418
Total non-current assets	115,067,000	114,048,037	113,302,284	112,240,163
Total current liabilities	1,214,138	841,501	1,156,871	2,189,827
Total non-current liabilities	—	—	—	—

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three months and year ended June 30, 2025 was $651,343 and $3,261,105, respectively (three months and year ended June 30, 2024 - $383,683 and $4,009,449, respectively). Cash flows from operating activities are mainly driven by: (i) the Company’s operating expenses discussed in the previous sections; (ii) the increase or decrease of non-cash operating working capital; and (iii) interest received from cash and cash equivalents.

Cash used in investing activities for the three months and year ended June 30, 2025 were $819,205 and $2,746,096, respectively (three months and year ended June 30, 2024 – $745,144 and $4,506,801, respectively) and were impacted by: (i) capital expenditures for mineral properties and equipment for the three months and year ended June 30, 2025 of $819,205 and $3,053,846, respectively (three months and year ended June 30, 2024 - $1,057,485 and $4,877,917, respectively) on the exploration projects in Bolivia; partially offset by (ii) proceeds received from disposal of certain equipment for the three months and year ended June 30, 2025 of $nil and $nil,

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

respectively (three months and year ended June 30, 2024 - $nil and $58,776, respectively), (iii) proceeds received from disposal of bond for the three months and year ended June 30, 2025 of $nil and $307,750, respectively (three months and year ended June 30, 2024 - $nil and $nil, respectively), and (iv) proceeds received from disposal of equity investments for the three months and year ended June 30, 2025 of $nil and $nil, respectively (three months and year ended June 30, 2024 - $312,340 and $312,340, respectively).

Cash provided by financing activities for the three months and year ended June 30, 2025 of $2,573 and $6,346, respectively (three months and year ended June 30, 2024 – $nil and $24,581,770, respectively) were composed of (i) net proceeds received from the bought deal financing for the three months and year ended June 30, 2025 of $nil and $nil, respectively (three months and year ended June 30, 2024 - $nil and $24,446,086, respectively); and (ii) cash received from stock option exercises for the three months and year ended June 30, 2025 of $2,573 and $6,346, respectively (three months and year ended June 30, 2024 - $nil and $135,684, respectively).

Liquidity and Access to Capital

As of June 30, 2025, the Company had working capital of $16,166,719 (June 30, 2024 – $21,384,939), comprised of cash and cash equivalents of $16,839,959 (June 30, 2024 - $21,950,211), short term investments of $nil (June 30, 2024 - $258,702), and other current assets of $254,210 (June 30, 2024 - $390,164) offset by current liabilities of $927,450 (June 30, 2024 - $1,214,138). Management believes that the Company has sufficient funds to support its normal permitting and operating requirements for at least, but not limited to, the next twelve months.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

Use of Proceeds of Prior Financings

On September 29, 2023, the Company successfully closed a bought deal financing which raised net proceeds of $24,446,086. The following table sets out a comparison between the Company’s planned and actual use of these net proceeds as of June 30, 2025.

		ACTUAL USE OF PROCEEDS
SEPTEMBER 29, 2023	PLANNED USE OF	FROM SEPTEMBER 29, 2023 TO		EXPLANATION OF VARIANCE AND IMPACT
BOUGHT DEAL FINANCING	PROCEEDS	June 30, 2025	VARIANCE	ON BUSINESS OBJECTIVE

Proceeds
Offering	$25,888,000	$25,888,462	$462	Actual funds raised was slightly more
Underwriters' Fee	(1,087,000)	(1,016,702)	70,298	than planned due to lower than
Expenses of the Offering	(467,000)	(425,674)	41,326	anticipated issuance costs.
Net Proceeds	$24,334,000	$24,446,086	$112,086
USE OF PROCEEDS
Silver Sand Project
Geotechnical drilling and metallurgical testwork	$1,294,000	$86,293	$(1,207,707)

Geotechnical drilling has not started yet. The timing of its commencement depends on the subsequent review of the Silver Sand PFS results and environmental permitting progress. Payment during the period is related to metallurgical testwork.

Advanced studies	2,330,000	959,259	(1,370,741)

The Silver Sand PFS is completed and filed on August 8, 2024 with all associated cost being paid. The remaining balance is related to the budget of a future Feasibility Study pending the status of permitting progress.

Permitting and preliminary mine development	11,908,000	41,860	(11,866,140)

No material spending in permitting since the Company is in the process of negotiation with local communities. Preliminary mine development spending will commence once the Company obtains all necessary permits.

Subtotal for Silver Sand Project	$15,532,000	$1,087,412	$(14,444,588)
Carangas Project
Resource and exploration drilling	$2,071,000	$—	$(2,071,000)	The Carangas PEA results encourage further resource and exploration drilling on the project. The exact drilling plan is pending on the Carangas Project EEIA progress.
Geotechnical drilling and metallurgical testwork	1,553,000	209,821	(1,343,179)	Geotechnical drilling is under planning and is pending on the Carangas Project EEIA progress. Metallurgical testworks for PEA have been completed and paid.
Advanced studies	1,036,000	280,025	(755,975)

The Carangas PEA is completed and filed by November 2024, with all associated cost being paid. Approximately $600,000 of the unspent amount in this category are related to other future studies such as environmental and social baseline studies.

Subtotal for Carangas Project	$4,660,000	$489,846	$(4,170,154)
Corporate
Operating expense	$4,142,000	5,954,070	1,812,070

Planned use of proceeds for operating expense was for a 18 months period while the actual usage covers a 21 months period. The actual usage of proceeds under this category will contunue grow as time elapse.

TOTAL	$24,334,000	$7,531,328	$(16,802,672)

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025 and June 30, 2024 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$16,839,959	$—	$—	$16,839,959
Equity investments	54,020	—	—	54,020

	Fair value as at June 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$21,950,211	$—	$—	$21,950,211
Short‐term investment ‐ bonds	258,702	—	—	258,702
Equity investments	56,539	—	—	56,539

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2025, and June 30, 2024, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, and 3 during the year ended June 30, 2025.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2025, the Company had a working capital position of $16,166,719 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2025		June 30, 2024
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$835,763	$835,763	$1,163,836
Due to a related party	91,687	91,687	50,302
	$927,450	$927,450	$1,214,138

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary was RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2025	June 30, 2024
United States dollars	$650,984	$331,138
Bolivianos	1,024,674	261,353
Total	$1,675,658	$592,491

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$133,275	$57,116
Bolivianos	459,472	520,046
Total	$592,747	$577,162

As at June 30, 2025, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $5,100.

As at June 30, 2025, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $5,600.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2025. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bonds’ fair value. An increase in market interest rates will generally reduce bonds’ fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

The Company has deposits of cash and cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalents. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2025, the Company had a receivables balance of $21,467 (June 30, 2024 - $51,340).

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $5,400.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	June 30, 2025	June 30, 2024
Silvercorp Metals Inc.	$91,687	$50,302

(a)	Silvercorp Metals Inc. (“Silvercorp”) has one director (Paul Simpson) and one officer (Jonathan Hoyles as Corporate Secretary) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the three months and year ended June 30, 2025 were $142,575 and $801,406, respectively (three months and year ended June 30, 2024 - $149,793 and $823,195, respectively).
(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months and year ended June 30, 2025 and 2024 are as follows:

	Years ended June 30,
	2025	2024
Director's cash compensation	$64,498	$77,217
Director's share-based compensation	536,417	462,721
Key management's cash compensation	647,676	1,265,900
Key management's share-based compensation	525,454	1,833,584
	$1,774,045	$3,639,422

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s accounting policies and estimates are described in Note 2 of the consolidated financial statements for the year ended June 30, 2025.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital
●	Authorized – unlimited number of common shares without par value.
●	Issued and outstanding – 172,154,483 common shares with a recorded value of $184 million.
●	Shares subject to escrow or pooling agreements – nil.
(b)	Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options
Outstanding	Exercise Price CAD$	Expiry Date
518,000	3.33	February 4, 2027
10,000	3.89	February 22, 2027
908,000	4.00	June 6, 2027
712,000	3.42	January 19, 2028
20,000	3.67	January 24, 2028
20,000	3.92	April 14, 2028
994,000	2.10	January 16, 2029
1,414,500	1.58	Feburary 12, 2030
4,596,500	$2.68

(c)	RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

Weighted average
grant date closing
price per share
RSUs Outstanding	(CAD$)
1,980,517	$2.40

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

RISK FACTORS

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Note Regarding Forward-Looking Information found in this MD&A. Certain of these risks, and additional risk and uncertainties, are described below, and are more fully described in the Company’s most recently filed annual information form (the “AIF”) and other public filings which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

Political and Economic Risks in Bolivia

The Company’s projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict any new government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Illegal, Artisanal and Small-Scale Mining

Illegal ASMs are present in Bolivia and a few ASMs have operated on the Silver Sand Project between 2023 and June 2025. Illegal ASMs’ activities present significant risks to the Company’s operations, including the potential for disruptions, property damage, environmental degradation, and personal injuries, for which the Company could be held responsible. Illegal ASMs can also lead to road blockages, delays, and disputes over access to and development of the Company’s mining projects, and such actions have limited the Company’s ability to carry out certain activities at the Silver Sand Project. The Company, with the assistance of local communities, government authorities and external consultants, has taken measures to reduce the prevalence of the illegal ASMs.

Notwithstanding the Company’s efforts to eliminate illegal ASMs activities, the Company also recognizes the importance of legal Co-Ops near the Silver Sand Project that do not encroach on our mineral rights and is establishing a framework to coexist with these non-encroaching Co-Ops. These non-encroaching Co-Ops are important to the region’s economic and political landscape and the Company

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized.

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the Company’s Bolivian partner will be successful in obtaining approval of the AJAM to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions about the Company’s public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the national instrument of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of June 30, 2025, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a)Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company’s internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of June 30, 2025, the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent registered public

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

accounting firm attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its audited annual consolidated financial statements for the year ended June 30, 2025.

(b)Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended June 30, 2025 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a qualified person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the Preliminary Economic Assessment prepared in accordance with NI 43-101 titled “Carangas Deposit – Preliminary Economic Assessment” with an effective date of September 5, 2024 and prepared by certain qualified persons are preliminary in nature and are intended to provide an initial assessment of the Carangas Project’s economic potential and development options. The Carangas PEA Technical Report mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the Carangas PEA Technical Report results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. RPMGlobal (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the Carangas PEA Technical Report in cooperation with Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the Carangas PEA Technical Report for the purposes of NI 43-101 are Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPMGlobal,  Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPMGlobal, Mr. Gonzalo Rios, FAusIMM, Executive Consultant – ESG with RPMGlobal, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services., in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal who estimated the Mineral Resources. All qualified persons for the Carangas PEA Technical Report have reviewed the disclosure of the Carangas PEA Technical Report herein. The Carangas PEA Technical is based on the Carangas MRE, which was reported on September 5, 2023. The effective date of the Carangas MRE is August 25, 2023. Mineral Resources are constrained by an optimized pit shell at a metal price of US$23.00/oz Ag, US$1,900.00/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects; the result of the Silver Sand PFS Technical Report; the results of the Carangas PEA Technical Report; timing of receipt of permits and regulatory approvals; and estimates of the

Management’s Discussion and Analysis	Page 21

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2025

(Expressed in United States dollars, unless otherwise stated)

Company’s revenues and capital expenditures; success of exploration activities; government regulation of mining operations, environmental risks; and the sufficiency of funds to support the Company’s normal exploration, development and operating requirements on an ongoing basis.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in this MD&A, under the heading “Risk Factors”, in the AIF and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits and any estimates of mineral reserves and mineral resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the AIF, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 22